

JOSE LEONARDO "THE CHIEF" LOPEZ

366 Circa de Linzes Norte, Guadalajara, Mexico | cheifleo01@gmail.com | 312.522.9237

OBJECTIVE	To build, construct, operate and manage a tequila ria, a distillery of tequila.
SKILLS & ABILITIES	Twenty-seven years' experience in all aspects of the tequila industry.
TEQUILERA LAS JUNTAS, S.A. DE C.V. 1990-2005	Partner. Distiller. El Jimador. Responsible for production and bottling and brand development. Label approvals with the Consejo Regulador del Tequila, (CRT), contract negotiations with tequila producers, quality control and Mexico Federal Agemcy, IMPE requisite permits and documentation.
TEQUILA BLUE HEAD, LLC 2005-2015	Co-Founder, Manager Mexico Operations. Responsible for all aspects of licensing for distilling of tequila and margaritas, export permits, IMPE documentation, CRT registration and approvals of formulas and labels.
QUILA MARIA'S TEQUILA RIA, LLC August 2005-Present	Co-Founder, Manager Mexico Operations. Responsible for IMPE registration and permits, contracts. CRT registration of prerequisite documents for implementation of building and managing distillery of tequila. IMPE approvals. Quality control.
BI-LINGUAL	Native to Michoacán, Mexico and lived thirty years in Chicago, Il.
REFERENCES	Jesse Lee Carrigan, Co-Founder, Tequila Blue Head, Quila Maria's Tequila Ria, LLC, Tampa, Florida jesse@donmexicobrands.com